September 8, 2005

Mr. Jonathan Miller
President and Chief Executive Officer
General Geophysics Company
CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re:	General Geophysics Company
		Registration Statement on Forms F-4 and S-4
      Filed July 13, 2005
	File No. 333-126553

	Annual Report on Form 20-F for the year ended December 31,
2004
	Filed April 18, 2005
	File No. 01-14622

Dear Mr. Miller:

      We have limited our review of the above filings and your supplemental draft response letter dated September 1, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Forms F-4 and S-4 and Form 20-F for the Year Ended December 31,
2004

Operating and Financial Review and Prospects, page 29

Liquidity and Capital Resources, page 39

1. We have read your response to prior comment 2, explaining that you wish to present your non-GAAP measure of Operating Results Before Depreciation and Amortization because it represents a factor necessary to calculate a ratio identified as a debt covenant item. Given this representation, it is unclear why you have not also shown the ratio that you believe is of such importance, and included discussion of the extent of your compliance with the covenant.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

Multi-Client Survey Accounting, page F-8

Revenue Recognition

2. We note your response to prior comment 5, in which you explain that you "must reconsider the final payment to be received from the customer if certain milestones are not met," while further clarifying in your draft disclosure revision, that under such circumstances, "...the Company reduces its revenues accordingly." For U.S. GAAP purposes, the guidance in SAB Topic 13:A, paragraphs 3(b) and 4(a), imposes limitations on revenue recognition when customer acceptance has not been received, or when the sales price is not fixed or determinable, as is generally believed to be the case during periods in which the customer has a right to cancel the transaction and receive a cash refund. This guidance further explains that "...revenue should not be recognized in earnings by assessing the probability that significant but unfulfilled terms of a contract will be fulfilled at some point in the future."

Please elaborate on the meaning of your phrases "must reconsider" and
"may be bound to reconsider," as they relate to circumstances in which milestones are established by contractual arrangement; and describe the manner by which you would reduce your revenues to comply with your contractual obligations, governing the provision of services.
Tell us
why you believe the guidance in SAB Topic 13 would not require the deferral of revenue recognition on contracts including customer acceptance provisions, or extending a right of cancellation to customers, until acceptance has occurred or the rights of cancellation have lapsed, for U.S. GAAP purposes, if that is your view.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John Weitzel at (202) 551-3731 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            J. Weitzel
      K. Hiller

            via facsimile
      Thomas N. O`Neill III and Luis Roth
            Linklaters
            011 33 1 4359 4196
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Mr. Jonathan Miller
General Geophysics Company
September 8, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010